Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Three Months Ended March 31, 2014
Earnings:
Income from continuing operations before equity in earnings/(losses) of unconsolidated affiliates	$13,221
Fixed charges	22,795
Capitalized interest	(566)
Distributions of earnings from unconsolidated affiliates	788
Total earnings	$36,238

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$20,750
Amortization of deferred financing costs	652
Financing obligations interest income	(40)
Capitalized interest	566
Interest component of rental expense	867
Total fixed charges	22,795
Preferred Unit distributions	627
Total fixed charges and Preferred Unit distributions	$23,422

Ratio of earnings to fixed charges	1.59
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.55